Exhibit 2.01

January 03, 2017

CONFIDENTIAL

AMMO, Inc.
Fred Wagenhals
6401 E. Thomas Road, #106
Scottsdale, AZ 85260

Re: Letter of Intent to Purchase Assets of AMMO, Inc. ("AMMO").

Dear Mr. Wagenhals:

This Letter of Intent (''LOI") outlines the proposal by and between Retrospettiva, Inc., a publicly traded California corporation (hereinafter the "Company" or "RTRO"), and AMMO, Inc., a Delaware corporation (hereinafter "AMMO"), whereby RTRO will acquire 100% of AMMO.
This LOI constitutes a legally binding agreement and creates rights and interests in favor of the parties (for purposes of this Letter, RTRO and AMMO are sometimes collectively referred to as "Parties" and individually as a "Party."). It being understood, however, that any rights and obligations contained herein are not comprehensive and additional terms remain to be set forth in the Definitive Agreements described below, into which this LOI and all prior discussions shall merge.

BACKGROUND

A. AMMO distributes high-end brand ammunition through exclusive licensing agreements (collectively, shall be referred to hereinafter as the ("Assets"), brands of custom grade, premium ammunition that are designed to provide a superior shooting experience.
B. RTRO desires to acquire 100% of AMMO in exchange for up to 18,000,000 shares of common stock of the Company (hereinafter "RTRO Shares").

1.
Acquisition. RTRO and AMMO will execute a Plan of Merger Agreement ("Definitive Agreement") in which RTRO will acquire 100% of AMMO in exchange for up to 18,000,000 shares of common stock of RTRO (the "Acquisition").

2.	The Closing of the Acquisition ("Closing"). Closing of the Definitive Agreement shall occur on or before January 27, 2017.

3.
Consideration.  At Closing RTRO will issue up to 18,000,000 RTRO Shares to AMMO in exchange for 100% of the ownership interest of AMMO.  At Closing, after the issuance of the 18,000,000 RTRO shares, RTRO will have approximately 18,557,036 shares of common stock issued and outstanding.

4.
Preparation of Definitive Agreement.  The Parties hereby agree to proceed in good faith to negotiate the terms of a mutually acceptable Definitive Agreement containing such covenants, representations, warranties and conditions as are customary in transactions of this type but including the matters described herein. The Parties will use their best efforts to complete the Definitive Agreement and have the Definitive Agreement approved by both RTRO's Board of Directors and AMMO's Board of Directors by final Closing.

5.
Due Diligence.  RTRO and its attorneys, accountants and other representatives will have full access to the books and records of AMMO to complete its due diligence investigation of AMMO and its corporate structure before execution of the Definitive Agreement.  Due diligence shall be completed no later than January 10, 2017.

6.
Representations and Warranties.  The Definitive Agreement will contain such representations and RTRO may reasonably require warranties with respect to the business, property and financial condition of AMMO.  In turn, RTRO would provide AMMO with certain representations and AMMO may reasonably require warranties to the business, property and financial condition of RTRO.  These representations and warranties by both Parties would include, without limitation, matters such as the following:

As to AMMO:

a.
AMMO has all requisite corporate power and authority to own and hold its respective properties and conduct the business in which it is engaged; holds all material licenses, intellectual property, trademarks, permits and other authorizations from governmental authorities needed to conduct its business.

b.	AMMO has valid executed licensing agreements to all of its Assets, and title is valid and proper.

c.	The financial statements of AMMO since inception are true, correct and complete.

As to RTRO:

a.
RTRO is duly organized and validly existing under the laws of its state of incorporation and has all the requisite corporate power and authority to own and hold its respective properties and conduct the business in which it is engaged.

7.
Issuance of Shares/Registration. The RTRO Shares to be issued in the Acquisition will be issued in reliance on certain exemptions from registration provided by the Securities Act of 1933; however, the RTRO Shares will subsequently be registered pursuant to the Securities Act of 1933 and the Securities Exchange Act of 1934 with the Securities and Exchange Commission on Form S-1.

8.	Shareholder Approval. The Acquisition will be subject to approval by a majority of the RTRO's shareholders and will be subject to approval by the RTRO Board of Directors.

9.
Conditions.  The Definitive Agreement will provide that the obligations of the respective parties to complete the Acquisition would be subject to the following conditions together with such other conditions as may reasonably be required by each Party:

Conditions Prior to AMMO Closing:

a.	The shareholders and Board of Directors of RTRO shall have approved the Acquisition; and

b.	There shall have been no material adverse change in the financial condition, earnings or prospects of RTRO; and

c.	AMMO shall complete such due diligence as is deemed by the Board of Directors sufficient to complete the Acquisition; and

Conditions Prior to RTRO Closing:

a.	There shall have been no material adverse change in the financial condition, earnings or prospects of AMMO.

b.	RTRO shall complete such due diligence as is deemed by the Board of Directors sufficient to complete the Acquisition.

10.
Press Release.  The Parties will consult with each other prior to issuing any press release or other public statement regarding the proposed transaction.  It is strictly understood by the Parties that the information contained herein is confidential in nature and that no such public disclosure shall be made by either Party until such time as the Definitive Agreement is executed, unless mutually agreed to by the Parties, or as required by law.

11.
Disclosure.  RTRO and AMMO agree to take all responsible precautions to prevent their respective officers, directors, employees, affiliates agents or other having knowledge of the proposed Acquisition until the proposed Acquisition has been closed.  The Parties understand and agree that until a press release is issued, if ever, or other public disclosure has been made by RTRO, neither Party will disclose the fact that these negotiations are taking place, except to professional advisor and to employees of RTRO and AMMO on a need to know basis.

12.
Continuation of Business.  From the date of this letter of intent until the expiration of the Exclusive Period, as defined below, AMMO will continue to operate its business in the ordinary course and will not enter into any transaction or agreement or take an action out of the ordinary course.

13.
Exclusive Negotiations.  AMMO agrees that from the date of this letter and until such time as the Acquisition shall have been consummated or the parties shall have agreed to terminate the negotiations of this transaction, or for a period of 30 days (the "Exclusive Period") from the date of this LOI, it will not permit any of its agents or representatives to solicit, initiate, or encourage inquiries of proposals, or provide any information of participate in any negotiations leading to any proposal concerning any acquisition or purchase of all or any substantial portion of the assets of AMMO or any Acquisition of consolidation of AMMO with any third Party.

14.
Expenses.  Whether or not the Parties enter into the Definitive Agreement, all costs and expenses incurred in connection with this LOI and the proposed Acquisition shall be paid by the Party incurring such costs.  If for any reason the transaction is not consummated, neither Party will have any claim against the other with respect to such expenses.

15.
Nature of Negotiations.  The Parties understand that the negotiations described in this LOI are merely preliminary Acquisition negotiations; however, this letter does constitute a binding proposal or offer by RTRO or AMMO.  Such proposal or offer is subject to execution of a Definitive Agreement containing conditions, including but not limited to those referenced in this LOI.

16.
Non-Circumventing.  The Parties hereto intend to introduce each other to individual's entities, and/or opportunities who/which may represent to the Parties potential gain or benefit, directly or indirectly, not and/or in the future.  The Partied hereto intend to be legally bound and hereby irrevocably agree, and guarantee each other that they shall not, directly or indirectly, interfere with, circumvent or attempt to circumvent, avoid, by-pass or obviate each other's interest, or the interest or relationship between the Parties or avoid directly or indirectly payment of established or to be established fees, commissions, success compensation of any kind, in connection with any on-going or future business.

17.
Termination. The Parties agree that this LOI may be automatically terminated as follows: (i) by the mutual written consent of the Parties; (ii) upon written notice by either Party to the other, if the Definitive Agreements have not been consummated by June 1, 2017. Upon termination of this LOI, the Parties shall have no further obligation hereunder.

18.	Counterparts. This LOI may be executed in one or mote counterparts, each of which shall be deemed an original, and all of which shall constitute on and the same agreement.

If the foregoing correctly sets forth the understanding between the Parties, please so indicate in the space provided below for that purpose within 5 days of the date hereof, at which time this proposed Agreement shall be deemed withdrawn without further communication or action.  The undersigned parties hereto have caused this Agreement to be duly executed by their authorized representatives, pursuant to corporate board approval and intend to be legally bound.

Retrospettiva, Inc. ("RTRO")
Per:	/s/ Fred W. Wagenhals
Name: Fred W. Wagenhals Title: Sole Officer and Director

AMMO, Inc.
Per:	/s/ Ron Shustack
Name: Ron Shustack Title: Chief Financial Officer